Safe Dynamics Corp

c/o Delaware Intercorp, Inc.

113 Barksdale Professional Center

Newark, DE 19711

March 16 2012

By Fax and Edgar

Max A Webb

Branch Chief - Legal

Securities and Exchange Commission

Fax: 202-772-9349

Re: Safe Dynamics Corp.

Registration Statement # 2 on Form S-1

Filed February 7 2012

File No. 333-176798

Dear Mr. Webb

Safe Dynamics Corp. ("SDC") acknowledges receipt of the letter dated February 22, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#3 (the "Amended Draft") and have tracked all changes in the edgarized document for is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to our prior comment 2. As an exhibit to your next amendment please file the executed written agreement that your directors have made to not demand repayment of the loans until you are financially able to repay the amounts due.

Response

The Executed Written Agreement has been added as Exhibit # 99.2 has been added to the Prospectus accordingly.

2. We note the statement on page 2, “in order to pay the Director loans and hence alleviate the necessity to file for protection under bankruptcy laws if the Company is financially unable to repay the loans to the Directors.” We also note your response to our prior comment 3 that “[t]he only threat to bankruptcy is if the Company in the long term will not have the funds to repay the Officers and the Officers will demand the loans.” It appears that you are not raising enough proceeds to repay the loans to directors and the directors may still demand repayment leading to bankruptcy. Please add disclosure at an appropriate place about how Israeli bankruptcy law would treat affiliated debt. Does it have the same priority as equity or a higher priority?

Response

In the previous Amendment # 2 we specifically wrote in the prospectus on the cover page that as the Company is not raising enough funds to repay the Directors Loans the Company will seek to raise additional funds in addition to the current offering to repay the Directors Loans. We also explicitly stated in the Prospectus that the funds from the Offering will not be used to repay the Directors Loans , hence additional funds will be needed to be raised to repay the Directors Loans unless the Co will generate income to repay the Loans . The affiliated debt is debt like all other debt under Israeli Law when it comes to Bankruptcy rules and regulations and therefore the demand of the Officers for the funds to be repaid could cause the Company to enter into Bankruptcy proceedings if the Company will not have the funds to repay the loans. Therefore additional funds will be needed in addition to the Offering to alleviate the possibility of Bankruptcy. We have added this assertion on Page 16 in the Prospectus.

3. We note your response to our prior comment 4 that you will put a cap of the maximum raise to each shareholder of $1,875. Please revise to state this prominently in the prospectus summary. Additionally please revise your subscription agreement to reflect the cap or please advise

Response

We have added this assertion of the cap in the section of Plan of Distribution and in the Subscription agreement , exhibit 99.1.

4. We note your response to our prior comment 7. We also note your statement on page 4 that “[i]immediate payables that must be paid are funded by the Directors.” Please revise to state whether there is any agreement binding your directors to pay for your expenses. If your directors have such an obligation please state whether there is a limit to the amount they are obligated to pay and how long they are obligated to continue making payments on your behalf. Additionally please file any such agreement as an exhibit to your next amendment.

Response

The agreement has been added as exhibit 99.2 and on Page 4 in the section of Prospectus Summary we have added the information requested accordingly.

If you have any questions or require further clarification, Please do not hesitate to contact us at .

Sincerely,

Yitzchak Eliezer Socolovsky

President and Director

Safe Dynamics Corp.